Exhibit 99.2

Other than information relating to Ellomay Luzon Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd., or Ellomay Luzon Energy), the disclosures contained herein concerning Dorad Energy Ltd., or Dorad, and the power plant owned by Dorad, or the Dorad Power Plant, are based on information received from Dorad. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

1.1.	General

Ellomay Luzon Energy, is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group (f/k/a the Dori Group). The Luzon Group is an Israeli publicly traded company, whose shares and debentures are traded on the Tel Aviv Stock Exchange. Ellomay Luzon Energy’s main asset is its holdings of 18.75% of Dorad Energy Ltd., or Dorad.

Dorad currently operates a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW, located south of Ashkelon, or the Dorad Power Plant. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars, and commenced commercial operations in May 2014. The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Israeli Electricity Market Law, 1996, or the Electricity Law, and its regulations, and the standards and the tariffs determined by the Israeli Electricity Authority. The existing transmission and the majority of the existing distribution lines are operated by the Israeli Electric Company, or IEC, which is the only entity that holds a transmission license in Israel.

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS (37.5%), an Israeli private company owned by Eilat-Ashkelon Pipeline Company Ltd., or EAPC, Edelcom Ltd., or Edelcom, (18.75%), an Israeli private company indirectly owned by Mr. Ori Edelsburg, and Zorlu Enerji Elektrik Uretim A.S., or Zorlu, (25%), a publicly traded Turkish company. Dorad’s shareholders, including Ellomay Luzon Energy, are parties to a shareholders agreement dated November 2010 that includes customary provisions including provisions in connection with the holdings of Dorad’s shares, the investments in Dorad, its financing and management, restrictions of transfer of shares, including a right of first refusal, pre-emption rights, arrangements in connection with the financing of Dorad’s operations and mechanisms that will be implemented in the event any of Dorad’s shareholders does not meet its financing obligations, including dilution mechanisms, certain special shareholder or board, as applicable, majority requirements (either a 66% majority or for certain resolutions a unanimous vote requirement) and the right of each shareholder holding 10% of Dorad’s shares to nominate, replace or terminate the service of one member to Dorad’s Board of Directors, providing that shareholders may aggregate holdings for purposes of appointment of a director and that each director will be entitled to the voting rights determined based on a division of the holdings of the shareholder that appointed such director by the number of directors appointed by such director. As noted below, pursuant to the shareholders’ agreement among Ellomay Luzon Energy’s shareholders and Ellomay Luzon Energy, or the Ellomay Luzon Energy Shareholders Agreement, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Ellomay Luzon Energy.

Investment and Acquisition of Shares in Ellomay Luzon Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy Ltd., our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Ellomay Luzon Energy, with respect to an investment by Ellomay Energy Ltd. in Ellomay Luzon Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy Ltd. invested a total amount of NIS 50 million (approximately €10 million) in Ellomay Luzon Energy, and received a 40% stake in Ellomay Luzon Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated in January 2011, or the Dori Closing Date.

Ellomay Energy Ltd. was also granted an option to acquire additional shares of Ellomay Luzon Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy Ltd.’s percentage holding in Ellomay Luzon Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The exercise price of the options was NIS 2.4 million for each 1% of Ellomay Luzon Energy’s issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option, accordingly, we currently hold 50% of Ellomay Luzon Energy and our indirect ownership of Dorad is 9.375%. The aggregate amount paid in connection with the exercise of such options amounted to approximately NIS 2.8 million (approximately €0.7 million), including approximately NIS 0.4 million (approximately €0.1 million) required in order to realign the shareholders’ loans provided to Ellomay Luzon Energy by its shareholders with the new ownership structure.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy Ltd., Ellomay Luzon Energy and Dori Group also entered into the Ellomay Luzon Energy Shareholders Agreement that became effective upon the Dori Closing Date. The Ellomay Luzon Energy Shareholders Agreement provides that each of Dori Group and Ellomay Energy Ltd. is entitled to nominate two directors (out of a total of four directors) in Ellomay Luzon Energy for as long as the ratio of holdings between the two shareholders is in the range of 1:1 to 1:1.5 and thereafter such number of directors based on the ratio of holdings of the parties. The Ellomay Luzon Energy Shareholders Agreement also grants each of Dori Group and Ellomay Energy Ltd. with equal rights to nominate directors in Dorad, provided that in the event Ellomay Luzon Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy Ltd. for so long as Ellomay Energy Ltd. holds at least 30% of Ellomay Luzon Energy. The Ellomay Luzon Energy Shareholders Agreement further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, limitations on pledging of Ellomay Luzon Energy’s shares, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

Following the Dori Closing Date, the holdings of Ellomay Energy Ltd. in Ellomay Luzon Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy Ltd. and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy Ltd. with respect to the Dori Investment Agreement and the Ellomay Luzon Energy Shareholders Agreement.

Ellomay Energy LP and Ellomay Luzon Energy entered into a loan agreement and capital notes agreements, effective December 31, 2022, which provide for the conversion of approximately NIS 22.3 million of the then outstanding shareholders’ loans to capital notes, payable not less than 60 months after the date of their execution, at the sole discretion of Ellomay Luzon Energy, with the remaining balance of shareholders’ loans (NIS 10 million), linked to the Israeli CPI and bearing an annual interest equal to the interest payable on Dorad’s senior debt plus 3%, with a repayment date of December 31, 2023. The Luzon Group entered into a similar loan agreement and capital notes with respect to its portion of the shareholders’ loans. During the year ended December 31, 2023, Ellomay Luzon Energy repaid all outstanding shareholders’ loans.

Ellomay Luzon Energy’s representative on Dorad’s Board of Directors is currently Mr. Ran Fridrich, who is also our CEO and a member of our Board of Directors.

To the best of our knowledge, since February 2018, the holdings and rights of the Luzon Group in Ellomay Luzon Energy (including the shares of Ellomay Luzon Energy held by the Luzon Group and the shareholders’ loans provided by the Luzon Group to Ellomay Luzon Energy) are pledged to the holders of debentures issued by the Luzon Group to the public in Israel.

On February 1, 2023, we issued NIS 220 million (approximately €56.5 million, as of the issuance date) of a new series of secured nonconvertible debentures due March 31, 2029, or the Series E Secured Debentures, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million as of the issuance date). The Series E Secured Debentures are secured by the following pledges:

a.	a fixed first degree pledge on shares of Ellomay Luzon Energy held by Ellomay Energy LP, representing a 50% ownership of Ellomay Luzon Energy, which holds 18.75% of Dorad;

b.	a floating first degree pledge and an assignment by way of a pledge of, and with respect to, Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans (including capital notes) provided by Ellomay Energy LP to Ellomay Luzon Energy; and

c.	a fixed first degree pledge on our rights and the rights of Ellomay Energy LP in and to a trust account in the name of the trustee of the Series E Secured Debentures.

As of the date of this report, the foregoing pledges are valid based on applicable law and the organizational documents of the Company and Ellomay Energy LP. For more information concerning the right to amend, release, replace or cancel a pledge, see Sections 2.7-2.9 of Appendix 7 of the Deed of Trust governing the Series E Secured Debentures, attached as Exhibit A to the Shelf Offering Report of the Company, dated January 30, 2023 (filing number: 2023-02-012843).

“Iron Swards” War

On October 7, 2023, a surprise attack by the Hamas terror organization against the State of Israel commenced, following which a substantial recruitment of reserves was made and the State of Israel declared a war situation (the “Iron Swards” war). During the days of fighting, thousands of rockets were launched towards the State of Israel, and shrapnel landed several times in the area of the Dorad Power Plant and caused immaterial damage to property and equipment, but did not impact the ongoing operation of the power plant.

The security situation resulted in a decrease in the scope of economic and business activity in Israel and caused, among other things, a disruption in the supply and production chain, a decrease in the scope of national transportation, a shortage of personnel, a decrease in the value of financial assets and an increase in the exchange rate of foreign currencies relative to the NIS.

Due to the war and in accordance with notifications provided by the Israeli Ministry of Energy and Infrastructures, or the Ministry of Energy, to the operator of the “Tamar” natural gas field, the natural gas extraction from the reservoir was temporarily halted and thereafter renewed. This did not have a material impact on Dorad’s operations, which continued operating the power plant based on natural gas purchased from Energean Israel Ltd., or Energean.

Dorad estimated, based on the information it had as of February 29, 2024 (the date of approval of Dorad’s financial statements as of December 31, 2023), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s assessments, as of the date of the financial statements, Dorad had no ability to assess the extent of the impact of the war on its business activity and its medium and long-term results. Dorad continues to regularly monitor the developments and examine the effects on its operations and the value of its assets.

1.2.	Investments in the Equity of Dorad and Transactions in its Shares

During the years 2021, 2022 and 2023, no investments were made in the equity of Dorad, and no transactions were made in Dorad’s shares. During the second half of 2020, Dorad started examining the possibility to conduct an initial public offering of Dorad’s shares. Dorad’s management examined, with its financial and legal advisors, the stages required and the feasibility of the initial public offering. A resolution to conduct such initial public offering is subject to the approval of Dorad’s shareholders, which has not been obtained as of December 31, 2023, and, among other factors, to the market conditions prevailing at the relevant time.

1.3.	Distribution of Dividends

On May 6, 2021, Dorad’s board of directors approved the distribution of a dividend in the amount of NIS 100 million (approximately €25.4 million) and such dividend was distributed during May 2021. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 18.8 million (approximately €4.5 million) and repaid an amount of approximately NIS 9 million (approximately €2.3 million) loan to us. In August 2023, Dorad’s board of directors approved the distribution of a dividend in the amount of NIS 70 million (approximately €17 million) and such dividend was distributed during August and September 2023. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million (approximately €3.2 million) and repaid an amount of approximately NIS 6.5 million to us. On December 28, 2023, Dorad’s board of directors approved the distribution of an additional dividend in the amount of NIS 70 million (approximately €17.4 million) and such dividend was distributed during December 2023 and January 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million (approximately €3.3 million) and repaid an amount of approximately NIS 5 million to us, thereby repaying the shareholders’ loans in full. In addition, in December 2023 Ellomay Luzon Energy declared and paid its shareholders a dividend in the amount of NIS 3 million, of which we received NIS 1.5 million.

As of December 31, 2023, the profits (as such term is defined in Section 302 of the Israeli Companies Law) of Dorad for purposes of distribution, based on Dorad’s financial statements for such period, were approximately NIS 644 million. As of December 31, 2023, Dorad does not have a dividend distribution policy.

The Dorad Credit Facility (as updated in July 2016) (as hereinafter defined), includes limitations on distributions by Dorad based on compliance with financial covenants and certain undertakings. For the purposes of the Dorad Credit Facility, a “distribution” includes also the repayment of shareholders’ loans. A distribution that is not in compliance with the Dorad Credit Facility is a cause for immediate repayment of the financing obtained by Dorad. For additional details concerning the Dorad Credit Facility see Section 1.13 below.

1.4.	Selected Financial Information

The following is selected financial information derived from Dorad’s financial statements as of and for the years ended December 31, 2021, 2022 and 2023:

	As of and for the year ended December 31,
	2021	2022	2023
	Audited
	NIS in thousands
Net profit	41,726	75,280	211,315
Financing expenses, net	214,319	218,985	164,487
Total shareholders’ equity	1,143,342	1,218,622	1,289,937

Dorad’s financial results are significantly influenced by seasonality and changes in the Israeli CPI.

Dorad’s financial results for the year ended December 31, 2023 were included on a press release published by the Company and submitted to the MAGNA system on March 27, 2024. Dorad’s financial statements for the year ended December 31, 2023 are expected to be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 pursuant to the requirements of the US Securities Laws applicable to the Company, which will be filed with the SEC and on MAGNA.

The following is selected financial information of the Dorad segment in our financial statements for the years ended December 31, 2021 and 2022 and our financial results for the year ended December 31, 2023:

	As of and for the year ended December 31,
	2021	2022	2023
	Audited		Unaudited
	€ in thousands
Share of profit of equity accounted investee	117	1,206	4,320
Total assets	34,029	32,694	31,772
Total liabilities	-	-

1.5.	General Environment – General Information about Dorad

1.5.1.	Structure of Dorad’s Field of Operations; Changes in the Scope of Activities in the Field of Operations and in Profitability; Competition

The Israeli electricity market is dominated by the IEC, which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 10.5 GW as of the end of 2022 (based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2023). According to such report, in 2022 the installed capacity of the IEC represented 48% of the total installed capacity in the Israeli market, the actual electricity production of the IEC represented 51% of the actual electricity production in the Israeli market and the IEC’s market share in the supply segment represented 69% of the supply segment of the Israeli market, with the remainder represented by the independent power producers. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). In recent years, various private manufacturers received energy production licenses from the Israeli Electricity Authority. During 2015, Israel’s largest private power plant, Dalia Power Energies Ltd., was commissioned with installed capacity of approximately 900 MW.

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the Israeli Electricity Authority (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel. The operations of photovoltaic plants in Israel are also subject to various licensing, permitting and other regulations and requirements, issued and supervised by the relevant municipality, the Israeli Land Authority and various governmental entities including the Ministry of Energy, the Ministry of Agriculture, the Ministry of Interior and the Ministry of Defense.

In June 2018, the Israeli Government issued resolution no. 3859 for the reform of the electricity market and a structural change in the IEC. In July 2018, Amendment No. 16 to the Electricity Law was adopted. This amendment implements the reform of the Israeli electricity market and the reduction of the IEC’s monopolistic power by providing arrangements for the removal of the system management authorities from the IEC, maintaining the transmission and part of the distribution facilities with the IEC, increasing the competition in the production segment by forcing the IEC to sell some of the power plants it owns and opening up the supply segment to competition.

The Israeli Electricity Authority operates in accordance with the Israeli Electricity Law and the policies of the Israeli government and the Minister of Energy and Infrastructures, or the Minister. As part of its authorities, the Israeli Electricity Authority, among other roles, grants licenses and supervises the compliance with the provisions of the Israeli Electricity Law and the licenses issued thereunder, sets the tariffs and the methods for updating them and determining standards for the quality, nature and level of the services provided by the holders of essential service supplier licenses in relation to their customers and other electricity manufacturers, including in connection with electricity consumption, grid connections, supply reliability, infrastructure services and the purchase of electricity from licensees.

As part of the 2018 reform referred to above, the Israeli government separated the system management unit from the IEC and transitioned it to a separate government company. The system management unit is responsible for planning and development of the electricity market and maintaining the balance between the supply and demand for electricity and ensuring survivability of the electricity production and transmission systems, managing the transmission of the energy from the power plants through the grid to substations with the requisite reliability and quality, timing of maintenance works in the production units and transmission system, managing the trade in electricity under competitive, equal and beneficial terms, including entering into agreements to purchase energy availability from manufacturers and the design of development of the transmission and transformation system.

During 2020, the Minister instructed that the coal-based production units of the IEC gradually transition to manufacturing electricity using natural gas, commencing in 2022 and through 2025. On the basis of this decision, in 2019 the IEC sold its production units in Alon Tavor, in 2020 its production units in Ramat Hovav, and in 2022 its production units in Hagit Mizrach (effective June 2022). In addition, the IEC published a procedure (PQ) for the sale of its production units in Eshkol in order to sell them to private parties in 2023 and announced the buyer in November 2023. The sale process is currently expected to be completed during 2024. Upon completion of the sale of said production units, the IEC’s market share in the electricity production segment in Israel will be below 50%. In November 2023, the IEC published a tender for the BOT construction and operation (for a 25 year period) of a new power plant to be fueled by natural gas with installed capacity of 600-900 MW in Sorek (in central Israel).

As noted above, Noga – Electricity System Management Ltd., which is an Israeli government company managing the national electricity system, or the System Manager, was established in connection with the implementation of the 2018 reform in the electricity sector. The System Manager began operating at the end of 2020 and the planning, development and technology unit, as well as the statistics unit, were transferred to it. In November 2021, the system management unit was also transferred to the System Manager as described above, and it began to operate fully. Commencing its full operation, the System Manager manages the planning and development of the electricity system and the operation of the electricity production units in Israel. Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2023, as of the end of 2022, the IEC owned approximately 48% of the production capacity and the remainder is owned by the private electricity producers. In addition, the System Manager is responsible for managing the electricity market in Israel.

Dorad competes with the IEC and other private electricity manufacturers with respect to sales to potential customers directly.

As long as the regulation remains unchanged, as the IEC controls the transmission and the majority of the delivery lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees.

As of December 31, 2023, there are several private power plants operating in Israel for the production and supply of electricity. To the best of the Company’s knowledge and according to public information, in addition to those stations sold by the IEC to private parties as mentioned below, in 2012 the OPC Rotem Ltd. Power plant, which is a private plant located in the Rotem Plain that produces electricity using turbines that consume natural gas in the combined cycle technology, with a capacity of about 440 MW began operating. In September 2015, Dalia Energy Power Ltd. began operating a private power plant operated by natural gas with a production capacity of approximately 900 MW, at the Tzafit site, located adjacent to the “Tzafit” power plant of the IEC and in the jurisdiction of the Yoav Regional Council. At the beginning of 2021, the IPM company began operating a private power plant with a production capacity of approximately 450 MW, in the industrial area of Be’er Tuvia. In addition, commencing the end of 2015, a number of additional private plants operate through cogeneration (which is the use of steam as part of industrial processes) with an aggregate capacity of approximately 1,000 MW. Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2023, as of the end of 2022, the private power producers owned a market share in the production segment of approximately 43% of the installed electricity capacity in Israel.

1.5.2.	Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations

Operations in the field of the electricity sector in Israel is subject to the Electricity Market Law and the regulations promulgated thereunder. The Electricity Market Law includes, among other things, provisions on the licensing of the various parties involved in production activities, system management, transmission, distribution, supply and trade in electricity; instructions relating to the essential service provider license holder and its obligations; and instructions relating to the Israeli Electricity Authority, its composition, powers and duties. In addition, the gas transportation system in Israel is regulated by the Israeli Gas Authority, and by the regulation and decisions of the Ministry of Energy and the Israeli Gas Authority on these issues.

Tariffs and Payments

As noted above, the Israeli Electricity Authority determines the tariffs in the electricity sector, including the Taoz Tariff, which is the tariff for electricity consumers above a certain size, based on the costs of production, infrastructure, transmission, distribution and system costs, which changes according to the seasons and according to clusters of demand hours during the day, or the Taoz Tariff. The Taoz Tariff creates a direct link between the costs of electricity production and its supply at different times and the price paid by the customer. In each season, three clusters of hours were determined: peak (hours with the highest demand), high (hours with an average demand) and low (hours with low demand). The price of electricity at peak is the highest, at high is at an intermediate level, and at low is the lowest. These rates have a material effect on the results of Dorad’s operations.

On August 28, 2022, the Israeli Electricity Authority issued a decision in which, among other things, a change in the clusters of demand hours was established, according to the decision the “high” cluster was eliminated, peak hours will be shifted in some seasons from noon to evening hours and the number of months in the summer season will be expanded to 4 months (June – September instead of July and August). The decision became effective on January 1, 2023.

The Israeli Electricity Authority determined the method and tariffs for the provision of availability and electricity by private electricity producers to the System Manager in the event not all of the capacity of such manufacturers was sold directly to customers. The Israeli Electricity Authority’s decision provides that the System Manager will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the System Manager. This decision further provides that in the event the System Manager purchases electricity from the private manufacturer, the tariff paid for the electricity will not be higher than the tariff determined in the tariff approval issued to the private manufacturer.

On December 27, 2020, the Israeli Electricity Authority published a decision regarding “2021 Annual Update to the Electricity Rate,” which, among other things, provided for a decrease of approximately 5.7% in the average production component commencing January 1, 2021 and effective throughout 2021. On January 31, 2022, the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2022” which provided for an increase in the average production component of approximately 13.6% commencing from February 1, 2022 that will remain in effect through the end of 2022. On April 12, 2022, the Israeli Electricity Authority published a decision, which became effective May 1, 2022, regarding an annual update to the 2022 electricity tariff pursuant to which, among other things, the production component increased by approximately 9.4% compared to the 2021 tariff. On July 28, 2022, the Israeli Electricity Authority published a decision titled “Annual Electricity Rate Update 2022,” which, among other things, provided for an increase in the average production component of approximately 24.3% compared to the 2021 tariff, applicable from August 1, 2022, that will remain in effect through the end of 2022.

On December 26, 2022, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 0.7% from January 1, 2023 through the end of 2023. On January 26, 2023, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1.2% from February 1, 2023 through the end of 2023. On March 27, 2023, the Israeli Electricity Authority published a decision regarding “Ongoing Update to Electricity Rates for Customers of IEC,” which provided for a decrease in the average production component of approximately 1.4% from April 1, 2023, which was in effect through the end of January 2024.

On January 29, 2024, the Israeli Electricity Authority published a decision regarding “Annual Update of 2024 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1% from February 1, 2024.

In October 2021, the Israeli Electricity Authority published a decision regarding the dates of payment and invoices, which regulates the payment dates so that all suppliers in the market will pay the System Manager on one fixed date, followed by all service providers (manufacturers and network providers) receiving the payment from the System Manager for their services at another fixed date. The purpose of the said resolution was to assist the System Manager with minimizing the cash flow required for its operations as well as to regulate the conduct of all parties in the electricity sector with respect to the dates of payments and receivables. In connection with the initial implementation of the aforementioned decision, Dorad had to advance a payment to the System Manager in the amount of approximately NIS 40 million, after which the continuation of payments will be made according to the updated payment dates.

Licenses

The Israeli Electricity Market Law provides that certain actions in the electricity market, including generation of electricity and supply of electricity, require a license. In May 2014, the Israeli Electricity Authority resolved to grant Dorad production licenses for a period of twenty years (which can be extended for an additional ten-year period under certain conditions) and a supply license for a period of one year. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

In accordance with the terms of Dorad’s production licenses, the sale to the System Manager is conducted using the method of available capacity and energy. The production licenses impose on Dorad an obligation to comply with a minimum level of availability, regularity and efficiency in the operation of the license, an obligation to carry out inspections of the power plant and maintenance work therein, and an obligation to report to the Israeli Electricity Authority, including in connection with malfunctions and inspections carried out at the power plant. In accordance with the terms of the supply license, Dorad may sell electricity to consumers who have a continuous electricity meter installed that stores consumption data (only). In addition, in accordance with the terms of the supply license, it is required that Dorad’s equity not be less than a certain percentage of the normative cost of the power plant (according to the definition of the relevant term therein).

The licenses cannot be transferred, encumbered or seized, directly or indirectly, and the production licenses also provide that it is not possible to sell or pledge any property used for the execution of the licenses, all except with the prior approval of the Minister. In addition, the licenses state, among other things, that the approval of the Minister is required for the transfer or encumbrance of control of Dorad. In the event that the transfer of control also includes a change in the terms of the license, the approval of the Israeli Electricity Authority is also required. In addition, the licenses include restrictions and requirements in connection with transfers of rights, directly or indirectly, in Dorad.

Subject to the right of hearing and the rules applicable to it, the Israeli Electricity Authority may, with the approval of the Minister, change the conditions of the licenses granted to Dorad, add to them or subtract from them, if there have been changes in the suitability of Dorad, in the general environment of the electricity market (or in the technology relevant to the license, in relation to the production license), or if the changes are required to ensure competition in the electricity market (in relation to the production license) or the level of services to be provided. The Israeli Electricity Authority is also entitled to terminate the licenses or suspend them before the end of their term, subject to the right of the license holder for a hearing, for example in the event of a violation of the terms of the license or non-compliance with the eligibility conditions for receiving the licenses, all in accordance with the conditions specified in the licenses and according to the provisions of applicable law. The Israeli Electricity Law provides that in addition to revocation or suspension of a license due to non-compliance, the Israeli Electricity Authority may also revoke, suspend or modify a license based on other considerations, including the contribution of the license to the level of services to the public, the benefit of the consumers and the contribution of the license to the competition in the electricity market. The Israeli Electricity Law further provides that other than due to non-compliance or loss of eligibility, the revocation, suspension or modification of certain licenses, which licenses of the scope held by Dorad, requires the approval of the Minister.

As a condition for receiving the licenses, Dorad provided guarantees to ensure compliance with the conditions of the licenses as well as to compensate and indemnify the State of Israel for damages caused to it as a result of breach of these conditions or as a result of termination, limiting or suspension of the licenses. In addition, Dorad must provide a guarantee in favor of the System Manager in the amount of 70% of the average monthly bill payment of its customers in the summer season according to their consumption in the corresponding period of the previous year. In accordance with the terms of the licenses granted to Dorad, Dorad is not allowed to carry out actions that may cause a reduction in competition in the electricity market or harm it. These licenses also include provisions regarding the insurance that Dorad must maintain during the licenses period.

As of December 31, 2023, Dorad is in compliance with the terms of the licenses granted to it.

Tariff Approval

For the purpose of guaranteeing the tariffs that electricity producers are entitled to receive from the Israeli Electricity Authority, they are granted a “tariff approval” by the Israeli Electricity Authority, which includes, among other things, tariffs arising from the tariff arrangements in the standards in connection with force majeure and insurance, warranty, replacement fuel and tariffs for the manufacturer in connection with the purchase of electricity, purchase of availability and energy or the purchase of related services. In September 2010, Dorad received a tariff approval from the Israeli Electricity Authority that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, valid for a period of 20 years from the date of receipt of the production license (i.e., until May 2034), which is updated according to mechanisms set forth therein and includes, among other things as described above, tariffs for the sale of availability and energy to the System Manager, and in October 2013, Dorad received a revised tariff approval pursuant to the agreement, or the Tamar Agreement, with the partners in the “Tamar” license located in the Mediterranean Sea off the coast of Israel, or Tamar. For more information concerning the agreement between Dorad and the System Manager, see Section 1.11.7 below.

Use of Fuel in the Israeli Electricity Market

In 2017, the Israeli Electricity Authority adopted a resolution for the use of fuels to implement a general loading plan was established, according to which the System Manager must plan on a semi-annual basis the total amount of diesel oil and liquid gas required for the electricity market so that liquid gas (if required) is allocated to the manufacturer with the most expensive gas agreement and diesel oil will be allocated as equitably as possible in accordance with to the relative share of each facility out of the total production of bi-fuel facilities in in the previous calendar year. The said regulation also defines the availability required from the manufacturers for the use of diesel oil and also states that the sale of gas by the IEC to consumers outside the electricity market will not occur during hours when there is a shortage of gas in the electricity market. During 2023 Dorad did not have a significant diesel oil use.

Consumption Plans and Deviations

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers (such as Dorad) and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. Based on the Israeli Electricity Authority’s publication, which includes a call for public comments (the hearing process), the Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution entered into effect commencing September 1, 2020. Dorad is preparing to reduce the implications of the resolution and the implementation of the resolution does not have a material effect on the financial results of Dorad.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the System Manager, based on the standards set by the Israeli Electricity Authority. On October 31, 2021, a hearing was held on the request to send notices to third parties, but no decision has yet been given on the request. Dorad and other third parties submitted their responses (and objections) to the class action and the claimant notified the court that he does not object to the third-party notices. On April 10, 2023, the court decided to reject the request submitted by the IEC to send the third-party notice to Dorad. On June 11, 2023, the IEC submitted an appeal on the court’s decision. The respondents submitted written responses to the appeal and a hearing date is scheduled for May 6, 2024. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

Virtual Supplier

In March 2021, the Israeli Electricity Authority published a decision in which a regulation was established for electricity suppliers who do not hold means of production and the revision of standards for new suppliers (“virtual supplier”), and the gradual opening of the supply segment to competition commencing September 2021. Within this regulation, the suppliers will be able to purchase the electricity supplied to their customers from the System Manager up to a general quota of 400 MW, of which 100 MW for domestic consumers based on a “first come, first served” principle. In July 2021, Dorad received the supply license of a virtual supplier to suppliers who do not hold means of production, and for that purpose it provided a guarantee in the amount of NIS 2 million in favor of the Israeli Electricity Authority. During 2022, the Israeli Electricity Authority amended the regulation and cancelled the quota that a virtual supplier may purchase from the System Manager and enabled the supplier to purchase electricity from production facilities that are connected to the distribution grid. Dorad is examining entry into the virtual supplier field, subject to receipt of the necessary corporate approvals and approvals from financing entities. In Dorad’s estimation, the implementation of the decision, to the extent it will be implemented, is not expected to have a material effect on its results.

The abovementioned estimation of Dorad in connection with the impact of implementation of the virtual supplier decision constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, if and when Dorad will commence operations as a virtual supplier, the development of the virtual suppliers’ market in Israel and other risk factors listed in Section 1.17 below.

Market Model for Private Manufacturers on the Transmission Grid

In March 2022, the Israeli Electricity Authority published its resolution providing for a market model for private manufacturers and renewable energy on the transmission grid. The purpose of the resolution is to create a uniform set of rules and a possibility for better control of the System Manager over the loads on the network, especially in view of the massive entry of renewable energies into the market. This resolution preserves the ability of manufacturers operating under a different regulation, including Dorad, to continue operating in a format of physical loading (production according to the predicted customer consumption and selling excess electricity to the System Manager), and also allows those manufacturers to decide, every month, at their discretion, to switch to a central loading format that will entitle them to energy payments in accordance with the mechanisms established in the resolution and in parallel to purchase the electricity required by their customers from the System Manager at market price (SMP). This arrangement became effective commencing January 1, 2024. Dorad is continually examining the impact of the resolution on its operations and may, at any time and from time to time, elect to switch to the proposed central loading mechanism in the event it resolves that the change will have a positive impact on its financial results.

Environmental Risks

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants, handling hazardous materials, including storage, transport and disposal, electromagnetic field radiation, and water pumping. In the event of non-compliance with environmental laws, Dorad could be subject to financial and criminal sanctions, denial of permits or licenses, suspension of activity and/or an increase in Dorad’s expenses due to damages, to the extent that they are caused as a result of non-compliance with environmental laws.

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations. Dorad holds a business license, a discharge permit into the sea, a toxic permit and an emission permit according to the Israeli Clean Air Law, 2008. As of December 31, 2023, to the best of Dorad’s knowledge, it meets the requirements of the environmental protection laws and regulations that apply to it, and the ongoing costs in connection with Dorad’s compliance with the environmental laws are not material.

In connection with Dorad’s financing, Dorad’s shareholders undertook to indemnify Dorad and/or the financing entities in connection with environmental hazards in the event that Dorad bears any cost or expense or liability, among other events in connection with environmental hazards or pollution and deviations from the business plan related to seawater absorption. To the extent that indemnification is provided as stated above, the indemnification amounts will not be considered part of the equity that Dorad’s shareholders have committed to provide to Dorad as part of the financing of the project.

Changes in the climate have an effect on electricity consumption, which is increased and/or more prolonged during periods of heat or cold that are more extreme than in previous years (in the summer and winter seasons) and could have a material impact on Dorad and its financial results.

1.5.3.	Critical Success Factors in the Field of Operations

The critical success factors for Dorad’s operations are as follows: (1) low electricity production costs, including the costs associated with the purchase of natural gas and its supply; (2) efficient management of power plant operations; (3) sale of electricity at competitive rates compared to other private electricity producers, as they exist and/or will be from time to time, as part of a long-term contract with customers, and the sale of availability and electricity to the System Manager; and (4) the ability to enter into long-term and short-term agreements with financially resilient customers.

1.5.4.	Main Barriers of Entry and Exit in the Field of Operations

The main barrier to entry in Dorad’s field of operations is the regulation applicable to the electricity production and supply sectors, including the need to obtain licenses from the Israeli Electricity Authority in order to operate in the electricity sector and comply with the conditions of the licenses. In addition, the following are also material barriers to entry: (1) instability in regulation that may discourage entrepreneurs and funding bodies from setting up large-scale projects in the electricity sector; (2) for the purpose of developing and constructing a power plant, the investment of multiple resources is required, including requirements for the provision of funding from the owners of the power plant; (3) in order to comply with contractual obligations concerning the supply of electricity, it is required to contract with suppliers who have experience and expertise in the field for a long period of time; (4) some of the suppliers of services to the power plant are currently monopolies (such as the gas transmission supplier) or suppliers that cannot be replaced easily and therefore there is dependence on them; (5) due to the high professional level required in the construction and operation of a power plant, the construction and operation of a power plant depends on the ability to employ and communicate with experts in various fields, including in the fields of engineering and technology; and (6) the period of time required for the construction of a power plant until it begins to produce and supply electricity is between five and ten years, due to, among other things, the complexity of the technology, construction and operation of a power plant as well as the need for the developer and the power plant to comply with various regulatory requirements and the need to obtain funding for the construction of the power plant.

The main exit barrier from the field of activity is the restrictions that apply to the transfer of holdings of a corporation with a production license and a supply license, which require various approvals, including from Israeli Electricity Authority and the financing entities.

1.5.5.	Changes in the Suppliers and Raw Materials in the Field of Operations

Supply of Natural Gas

In 2018, the Director General of the Israeli Competition Authority announced the introduction of two additional natural gas suppliers to the Israeli market during the following two years, in order to create competition in the natural gas market. This declaration impacted the status of the partners in the “Tamar” license as a monopoly in the natural gas supply market. In the beginning of 2020, the Leviathan gas field started to supply natural gas and Tamar ceased being the sole supplier of natural gas in Israel. In 2022 the “Karish” and “Tanin” reservoirs, held by Energean, commenced supplying natural gas.

Pursuant to the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2023, natural gas is currently being used for the production of approximately 68% of the electricity produced in Israel.

Distribution of Natural Gas

The natural gas is supplied through Israel Natural Gas Lines Ltd., currently the sole operator of a natural gas transportation system in Israel. The ability to deliver natural gas depends on the extent of the capacity of gas that can be transported in the pipeline. Tamar carried out a project to add compressors aimed at increasing the amount of gas passing through the transmission pipeline. The agreements between Israel Natural Gas Lines Ltd. and its customers (including Dorad), include, among other things, the maximum capacity that the customer may purchase. As of December 31, 2023, the maximum capacity established in the agreement between Israel Natural Gas Lines Ltd. and Dorad is sufficient for the full production capacity of the Dorad Power Plant. In extreme conditions, there may be a shortage in the supply of natural gas. However, Dorad estimates that even if such a shortage occurs, for example due to extreme weather conditions, it is expected to last only a few hours. In Dorad’s estimation, no material financial impact is expected on Dorad if such a shortage arises.

The abovementioned estimation of Dorad in connection with the duration and financial impact on Dorad of a gas shortage constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, regulatory changes and other risk factors listed in Section 1.17 below.

As described above, the Dorad Power Plant is a dual-fuel plant. However, the cost of running on diesel oil is expensive and the use of diesel oil increases the level of emissions into the air (compared to gas-based operation). In accordance with applicable regulatory requirements, Dorad maintains a stock of diesel oil intended for use as backup for operating the plant for 100 hours at full load, in the event of inability to operate the plant with gas. In accordance with the standards published by the Israeli Electricity Authority, the tariff approval granted to Dorad, the agreement between Dorad and the IEC and the existing agreements between Dorad and its customers, in the event of a gas shortage (either due to a lack of supply or the ability to transport the gas, as described above) Dorad will purchase the energy it requires in order to meet its obligations towards its customers from the IEC and will sell it to its customers at the retail price (that is, without the discount included in these agreements).

For additional information concerning Dorad’s agreements with material suppliers, see Section 1.11 below.

1.6.	Products and Services; Production Capacity; Possibility of Expansion of the Power Plant

The Dorad Power Plant is a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW. The production capacity of the Dorad Power Plant is subject to degradation and is currently approximately 850 MW.

The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no material losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad.

Power Plant Malfunctions

During the years 2021 through 2023, malfunctions were discovered from time to time in the turbines of the Dorad Power Plant, preventing use of such turbines temporarily until repair, and in one case a new turbine was purchased to replace the malfunctioned turbine. Dorad recognized certain indemnification assets for the aforementioned failures, in accordance with the relevant insurance coverage. In 2021, as part of a periodic inspection, accelerated wear was discovered in certain components of some of the turbines, and Dorad replaced them with refurbished components. Until the time of replacement of the aforementioned components, Dorad used alternative turbines that it owns in a way that did not constitute a material harm to Dorad’s ongoing operations. These malfunctions did not materially affect Dorad’s ongoing operations.

On January 26, 2022, components from the gas turbine in the power plant where damaged in the manner that this turbine was temporarily out of use. This malfunction did not materially impair Dorad’s current operations, and Dorad deducted the reduced cost of the components which was imputed to profit and loss in the depreciation and amortization in the amount of approximately NIS 10 million. During the third quarter of 2022, Dorad replaced these components with refurbished components at a cost of approximately NIS 20 million. On January 12, 2023, Dorad sent a demand for compensation to the maintenance contractor for the aforementioned damages, which are not covered by Dorad’s insurance in the amount of approximately $4.6 million claiming that the damage was caused by the negligence of the maintenance contractor. On February 5, 2023, the maintenance contractor rejected Dorad’s demand and proposed an arbitration procedure on the matter. On February 27, 2023, Dorad decided to activate the arbitration mechanism in accordance with the O&M agreement for the Dorad Power Plant. On May 1, 2023, a preliminary hearing was held with the agreed arbitrator and meeting dates were scheduled for early 2024. On August 6, 2023, Dorad submitted a statement of claim to the arbitrator along with a request to approve the bifurcation of remedies, which was approved by the arbitrator on August 16, 2023.Potential Expansion of the Dorad Power Plant (“Dorad 2”)

Dorad is examining the possibility of constructing an additional power plant within the area of the existing Dorad Power Plant, that will become part of the existing plant. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to raise the construction of another power plant to a government decision. The NIC’s decision includes conditions to the issuance of the building permit.

On May 28, 2023, the Israeli Government approved the national infrastructures plan (NIP 11/b) which governs, among other issues, the expansion of the power plant owned by Doard by approximately 650 MW.

On July 12, 2023, Dorad received a copy of a petition submitted by O.P.C Hadera Expansion Ltd., or OPC, concerning the approval of the Israeli Government. On July 19, 2023, the Israeli Supreme Court rejected the petition submitted by OPC due to non-exhaustion of proceedings. On July 24, 2023, Dorad received a copy of OPC’s letter to the Israeli Government, through the Secretary of the Government, requesting an urgent response to OPC’s letter dated July 3, 2023 and noting that to the extent the Government does not act accordingly, OPC will have no other recourse and will file a new petition with the court. Furthermore, on July 17, 2023, Dorad received a copy of a petition submitted by Reindeer Energy Ltd., or Reindeer, concerning the same approval of the Israeli Government. On July 19, 2023, the Israeli court resolved that Reindeer is required to notify the court by July 24, 2023 why its petition should not be deleted as it is premature, without an order to pay legal expenses and while reserving its claims until a final resolution is adopted in the matter. On July 25, 2023, Dorad received a copy of Reindeer’s response, claiming that the petition is not premature and that without the court’s interference at this stage, the possibility to compete over building a power plant in Central Israel will be eliminated until 2035, therefore, Reindeer claims that the court’s suggestion does not maintain its rights but eliminates them and harms the public interest, which requires a discussion of the petition. On July 27, 2023, the court rejected Reindeer’s petition resolving that it is premature and that under the circumstances there is no justification to discuss it at this time because it is unclear what the recommendation of the National Infrastructure Committee will be after another discussion and what will be the final resolution of the Israeli Government and the basis of the resolution.

On January 16, 2024, Dorad received a letter from Edelcom stating that Edelcom, as a shareholder of Dorad, objects to the proposal to expand the power plant.

Following the approval of NIP 11/b, Dorad approached the NIC for a building permit, however, on January 11, 2024, Dorad was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 are not definitively rejected, it is not possible to issue a building permit for the new power plant, based on a legal opinion of legal advisers in the NIC and in the planning administration, which were sent to Dorad on January 15, 2024. On February 7, 2024, Dorad, through its legal counsel, sent a letter, among other addressees to the legal advisers of the NIC and the planning administration that prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant Dorad a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, Dorad received a response from the NIC, which stands by its position that the issuance of building permits for the expansion of the power plant should not be promoted. In Dorad’s opinion, the NIC’s opposition and conduct in refusing to issue building permits is illegal. In March 2024, Doard filed a petition with the Israeli Supreme Court requesting the issuance of a conditional order to the NIC instructing it to provide the reasons for its refusal to attend to the request for issuance of building permits for the construction of the “Dorad 2” power plant, which was approved by the Israeli government as aforementioned. Dorad also requested that following the issuance of this order, the order will become a permanent order instructing the NIC to attend to the issuance of the building permits.

On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows electricity to be taken out commencing October 2028.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology, will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of Dorad or the Company. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad. The abovementioned estimations in connection with Dorad 2, constitute forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, the timing of issuance of building permits, to the extent issued, receipt of corporate and other approvals, receipt of funding, the outcome and impact of legal proceedings commenced by third parties, regulatory and market changes, as well as other factors set forth in this section and other risk factors listed in Section 1.17.

Insurance

Dorad purchases the necessary insurance policies to cover risks related to its operations (including coverage for loss of profits in certain cases and cyber-attacks), according to the requirements applicable to it by virtue of the generation and supply licenses described below, and pursuant to the Dorad Credit Facility.

1.7.	Customers

Dorad entered into electricity supply agreements with various commercial consumers for the entire production capacity of the Dorad Power Plant (assuming maximal consumption by all customers in the summer season, characterized by peaks of demand from customers). The majority of the agreements are for ten years terms and may be extended for an additional five years, and the agreements do not obligate the customers to purchase a minimum quantity of electricity. The end-users include the Israeli Ministry of Defense, Mekorot (Israel’s water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chain (Isrotel), and others. The electricity supply agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as determined by the Israeli Electricity Authority. There is no regulatory or contractual limit on the discount rate at which electricity can be sold by Dorad. Dorad’s supply agreements, with the exception of agreements executed prior to the extension of the supply license) are required to include an exit right for the customer no later than five years from the date of the start of electricity supply.

Dorad has two customers who generate revenues above 10% of Dorad’s annual revenues. Revenues from these customers were approximately NIS 491 million and NIS 309 million for the year ended December 31, 2023 for Customer A and Customer B, respectively. Dorad executed long-term contracts with Customer A and Customer B. Dorad estimates that it will be able to replace these customers in the event of termination of the contract with them and that these customers do not pose a material credit risk to Dorad.

The abovementioned estimation of Dorad in connection with its ability to replace certain customers and the credit risk associated with these customers, constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, terms offered by other electricity manufacturers and suppliers, the demand for electricity in the private sector, the continued financial stability of the customers and other risk factors listed in Section 1.17 below.

The Covid-19 crisis affects Dorad’s customers (which, as noted above, include hotels and other industrial customers), and during 2020 Dorad reported a certain decrease in consumption of electricity by its customers and by the IEC due to the Covid-19 crisis and its implications on the tourism industry, the industrial entities and electricity consumption in general. During the first quarter of 2022, Dorad reported an increase in the use of electricity of several of its customers compared to the same period in 2021.

For information concerning the arrangements applicable to Dorad in connection with the sale of availability and electricity to the System Manager see Section 1.11.7 below.

1.8.	Seasonality

The demand for electricity by Dorad’s customers is seasonal and is affected by, among other factors, the climate prevailing in that season. Until December 31, 2022, the months of the year were split into three seasons as follows: the summer season – the months of July and August; the winter season – the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the Taoz Tariff (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, the Taoz Tariff is higher in the summer season than in the intermediate and winter seasons. Commencing January 1, 2023, changes in the Taoz Tariff and the composition of the summer season became effective. For information concerning the changes, see Section 1.5.2 above under “Tariffs and Payments.”

1.9.	Fixed Assets; Real Property and Facilities

Lease Agreement

In 2008, Dorad executed a lease with respect to the land on which the Dorad Power Plant is located (approximately 18.5 acres) with EAIS (one of Dorad’s shareholders who leases the land from the Israel Land Authority) for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant. The lease agreement was executed by the Israel Land Authority in April 2015 and expires on May 20, 2039. The annual payment under the lease agreement is approximately NIS 3.7 million, linked to the Israeli CPI. Dorad undertook to indemnify EAPC and EAIS for payments and expenses paid or to be paid by EAIS, including the improvement, tax payments, fines for expenses and other payments, in respect of the land due to the construction of the power plant. In addition, Dorad’s shareholders signed a guarantee in favor of EAPC (which transferred its lease right to EAIS) to fulfill Dorad’s obligations as stated above to indemnify EAIS. The liability of Dorad’s shareholders according to the guarantee will be up to their holdings in Dorad’s share capital (pro rata).

Municipal Tax Assessment

In March 2022, Dorad received a municipal tax assessment from the city of Ashkelon for the years 2019-2022, which requires an additional payment of approximately NIS 18 million, based on claims for an error in the size of the property and its classification. Dorad filed an objection on March 6, 2022, claiming, among other things, that in 2015 Dorad signed a settlement agreement with the municipality of Ashkelon which regulated the payment of the municipal tax until 2025, and therefore there is no basis for revising the assessment. The objection was rejected by the Director of Property Taxes and an appeal was filed with the Appeals Committee for Property Tax Affairs. Dorad’s management estimates, based on the position of its legal advisors, that if the objection submitted will not be fully accepted, there is a probability exceeding 50% that Dorad will not be required to pay an amount exceeding NIS 1.5 million for the aforementioned assessment. Dorad recorded a provision in the amount of NIS 1.5 million in its financial statements for the year ended December 31, 2022 in connection with the assessment. This estimation constitutes forward looking information as defined in the Securities Law, 1968.

Office Lease

Dorad leases offices from a third party for a lease term currently expiring in June 2025.

For information concerning production and supply licenses granted to Dorad in connection with the Dorad Power Plant, see Section 1.5.2 above.

1.10.	Employees

As of December 31, 2023, Dorad had 14 employees in its headquarters and adopted employee compensation plans.

1.11.	Raw Materials and Suppliers

1.11.1.	Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is one of the suppliers of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

a.	Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

b.	The Tamar Agreement will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Tamar Agreement has the right to extend the Tamar Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Tamar Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

c.	Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement. The Tamar Agreement provides that if Dorad did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas Dorad is committed to.

d.	The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) January 1, 2020, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) December 31, 2022. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement. This option was exercised by Dorad (see below for additional details).

e.	The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.” Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

f.	Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

g.	The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

As a result of the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

On April 2, 2019, Dorad entered into an addendum to the Tamar Agreement according to which the gas quantities specified in the addendum to the Tamar Agreement that Dorad purchases from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the Tamar Agreement and in accordance with the layout instructions for increasing the quantity of natural gas produced from the Tamar natural gas field and rapid development of natural gas fields Leviathan, Karish and Tanin and additional fields, dated August 16, 2015.

On March 22, 2021, Dorad entered into an addendum to the Tamar Agreement according to which the parties agreed on the amount of gas that Dorad will purchase from Tamar commencing January 1, 2022, and Dorad exercised the option set forth in section (d) above, resulting in an update to the amounts and prices of gas purchased by Dorad from Tamar, which is beneficial to Dorad. This addendum also provides that Dorad will be entitled to compensation in the amount specified in the addendum, which was received in the third quarter of 2021.

On April 5, 2021, Dorad entered into an additional gas purchase agreement with Tamar, or the Additional Tamar Agreement, pursuant to which Dorad is entitled to purchase additional quantities of gas from Tamar during a period of four years ending on April 5, 2025. As part of the Additional Tamar Agreement, Dorad will receive a grant that depends, among other things, on the amount of gas consumption quantities determined in the Additional Tamar Agreement. Dorad received 50% of the grant in the first quarter of 2022 and expects to receive the remainder on the date of termination of the Additional Dorad Agreement pursuant to the conditions set forth therein.

The addendums to the Tamar Agreement and the Additional Tamar Agreement were subject to certain conditions precedent that were met on July 14, 2021.

In October 2023, in light of the “Iron Swards” war in Israel and based on instructions issued by the Ministry of Energy to the Tamar operators, the extraction of natural gas from the Tamar reservoir was halted and shortly thereafter renewed. This occurrence did not have a material impact on Dorad and it continued operating the power plant with natural gas purchased from Energean.

Dorad has a dependency on both Tamar and Energean (see Section 1.11.2 below) for the timely and sufficient supply of natural gas. There are alternative natural gas suppliers in Israel that can supply a portion of the natural gas used by Dorad in the event natural gas from Tamar is not available.

1.11.2.	Agreement with Energean

In October 2017, Dorad executed an agreement with Energean regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion was initially expected to be by the second half of 2021. Based on the agreement, Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. In November 2018, all the suspending conditions included in the agreement with Energean were fulfilled. During 2020-2022, Energean updated the forecast date for the initial gas flow several times due to the impact of the Covid-19 crisis on the Energean production facilities. Due to these delays, Dorad continued to purchase gas from Tamar at a higher price than the price set in the agreement with Energean. In February 2022, Dorad approached Energean demanding that it meet the timeline set forth in the agreement and compensate Dorad for the delays. Energean began to flow gas to Dorad at the beginning of November 2022.

Dorad has a dependency on both Tamar and Energean for the timely and sufficient supply of natural gas. In the event supply from either Tamar or Energean is reduced or halted, there are alternative natural gas suppliers in Israel that can supply a portion of the natural gas used by Dorad in the event natural gas from Energean is not available.

1.11.3.	Agreement with Alon Gat

On March 6, 2019, Dorad signed a memorandum of understanding with Alon Energy Centers LP, or Alon Gat, which currently operates a private power plant for the production of electricity in Kiryat Gat, Israel, with a capacity of approximately 73 MW. This memorandum provides that Alon Gat will provide Dorad with the full availability of the aforementioned power plant and will sell the electricity produced at the power plant to Dorad, which will serve as supplier in consideration for payment for availability and electricity, for an initial term of six years. On November 12, 2019, commercial operation of the Alon Gat power plant began and the implementation of the memorandum of understanding became effective. The memorandum of understanding contained termination provisions, including in the event of regulatory changes that materially impair the implementation of the understandings between the parties.

In August 2021, in connection with the resolution published by the Israeli Electricity Authority in January 2020 regarding the amendments to the standards on consumption plan anomalies, which may affect the financial feasibility of the understandings with Alon Gat, Dorad signed an amendment to the addendum and memorandum of understanding, valid until December 31, 2022, that includes addressing consumption plan anomalies. The amendment included a reference to an examination the economic viability following the resolution in respect of a change in the production tariff and a material change in the demand hours cluster, which constitutes a regulatory change as defined in the memorandum and may affect the financial feasibility of the arrangement with Alon Gat. It was further agreed that Dorad will be entitled to receive an annual payment that is intended to compensate it for the damage in connection with the decisions of the Israeli Electricity Authority detailed above. For more information concerning the resolution of the Israeli Electricity Authority see Section 1.5.2 above under “Consumption Plans and Deviations”. On January 8, 2023, Alon Gat informed Dorad of the termination of the agreement, effective March 31, 2023.

1.11.4.	Delivery of Natural Gas

In November 2010, Dorad executed a standard agreement with Israel Natural Gas Lines Ltd., a governmental company, which was approved by the Israeli Gas Authority, according to which the Dorad Power Plant was connected to the natural gas pipeline. Dorad paid connection fees in the amount of NIS 47 million and is obligated to pay Israel Natural Gas Lines Ltd. a fixed monthly payment for the capacity in the pipeline and a variable payment for gas flowing through the pipeline.

1.11.5.	Operation and Maintenance (O&M) Agreement

Dorad previously entered into an operation and maintenance agreement with Eilat-Ashkelon Power Plant Services Ltd., or EAPPS, a wholly-owned subsidiary of EAIS, which holds 37.5% of Dorad. Certain of the obligations under such agreement were subcontracted to Zorlu, which holds 25% of Dorad. During 2013, EAPPS entered into an agreement with Edeltech O&M Ltd. (f/k/a Ezom Ltd.), or Edeltech O&M, which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu, for the provision of sub-contracting services to EAPPS. Despite the assignment and subcontracting agreement, EAPPS remained liable to Dorad for all obligations under the agreement. In December 2017, Dorad and Edeltech O&M executed an operation and maintenance agreement for the Dorad Power Plant, or the Dorad O&M Agreement, replacing EAPPS by Edeltech O&M as the O&M contractor of the Dorad Power Plant under the same terms. On November 29, 2022, the agreement between Dorad and EAPPS was assigned to EAIS. On August 22, 2022, the operating contractor informed Dorad that 25% of the ordinary shares and voting rights in the maintenance contractor were transferred to Edeltech Holdings 2006 Ltd., or Edeltech Holdings, which from that date owns 100% of the issued and paid-up share capital of the maintenance contractor.

The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises. Pursuant to the O&M agreement, Dorad receives operation and maintenance services, including purchase of spare parts and repairs in consideration for a fixed and variable (depending on production during the period) monthly payment. For information concerning a dispute with the maintenance contractor concerning damages to the Dorad Power Plant see Section 1.6 above.

1.11.6.	Diesel Storage Agreement

Dorad is a party to an agreement with Europe Asia Pipeline Company Ltd. providing for storage of diesel oil in its facilities. In accordance with the agreement, Dorad stores diesel oil in the quantities it needs both for back-up needs of alternative fuel as required by the applicable regulations and for current needs in a total amount estimated at approximately 14,000 cubic meters in accordance with the conditions and periods detailed in the agreement.

1.11.7.	Agreement with the System Manager for Sale of Availability and Electricity

In addition to the provision of electricity to specific commercial consumers, in August 2010, Dorad entered into an agreement with the IEC, which governs the provision of infrastructure services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the Israeli Electricity Authority, on IEC’s requirements and on the tariffs determined by the Israeli Electricity Authority. According to the aforementioned agreement, the IEC connected Dorad’s power plant to the electricity grid, and also provides Dorad with infrastructure, backup and ancillary services that are required to enable the supply of electricity by Dorad to the private consumers at the time and in consideration for the prices that will be determined according to the standards applicable to Dorad, as determined from time to time by the Israeli Electricity Authority. In the agreement, provisions were established, among other things, regarding the equipment, materials and assets used and intended for use to connect the Dorad Power Plant to the electricity grid, their operation by the IEC, their inspection and the provision of maintenance services for them.

According to the agreement of Dorad with the System Manager, Dorad undertook to provide the System Manager with variable availability at the level of power that is not intended for Dorad’s end customers, in accordance with a production plan whose format is determined by the Israeli Electricity Authority, and to sell to the System Manager the electricity that it will seek to purchase out of the variable availability provided to it. The System Manager committed to purchase availability and energy capacity from Dorad in accordance with the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, for a period of twenty years commencing on the date of commercial operation. In the event that Dorad does not sell any electricity to private customers, Dorad will be entitled for payments from the System Manager for all its free availability capacity. It was also determined that in exchange for the sale of energy, the System Manager will pay Dorad the price at which Dorad offered to sell to the System Manager, but no more than the maximum price set by the Israeli Electricity Authority in accordance with the standards applicable to Dorad and in accordance with Dorad’s tariff approval.

In connection with the establishment of Noga, the new System Manager, Dorad’s agreement with the IEC was assigned by the IEC to the System Manger during 2021.

1.11.8.	Settlement with Egyptian Gas Supplier

In December 2020, Dorad signed a settlement agreement with East Mediterranean Gas Company, or EMG, an Egyptian gas supplier with whom Dorad executed a gas supply agreement that was terminated. In connection with the settlement agreement, Dorad agreed to waive any claim against EMG in connection with the amounts paid by Dorad to EMG in respect of the terminated agreement and in return Dorad received an amount of approximately NIS 13 million, of which an amount of approximately NIS 1.3 million was received in December 2020 and the balance was received during 2021.

1.12.	Working Capital Deficiency

Dorad’s working capital is based on its current assets, net of current liabilities. Dorad’s current assets consist mainly of cash and cash equivalents and trade receivable and its current liabilities consist mainly of current maturities of loans from banks, trade payables and other payables.

As of December 31, 2023, Dorad had a working capital deficiency (audited) of approximately NIS 58.3 million. Dorad’s current assets as of December 31, 2023 were approximately NIS 443.2 million and its current liabilities as of December 31, 2023 were approximately NIS 501.5 million.

The working capital deficiency is mainly due to the payment of a dividend to Dorad’s shareholders, with most of the amount paid prior to December 31, 2023 and a portion paid subsequently to December 31, 2023 and to the indexation of the Dorad Credit Facility to the Israeli CPI.

1.13.	Financing

Financing Agreements

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd. as the arranger of the debt and Clal Credit and Financing Ltd. of the Clal Insurance Company Ltd. group as the organizer of the institutional lenders’ consortium, or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached in November 2010, with the first drawdown received in January 2011. The Dorad Credit Facility provides that the consortium will fund up to NIS 3.85 billion, indexed to the Israeli CPI, which in any event will not be more than 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders and that guarantees will be provided to third parties in accordance with the project’s documents.

The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. The range of interest rates is between 5.1% and 5.29% and, as of December 31, 2023, the effective interest rate is approximately 5.1%. The funding is repaid (interest and principal) in semi-annual payments (on May 26 and November 26 of each year), commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. Dorad is also required to pay annual commissions in the aggregate amount of approximately $0.17 million. The Dorad Credit Facility further includes customary provisions, representations and warranties, including early repayment under certain circumstances and floating and fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant, whereby a breach of representations and warranties is likely to lead, among others, to a demand for immediate repayment, a breach of Dorad’s undertakings under its licenses and potentially the termination of the licenses.

The Dorad Credit Facility requires Dorad to comply with the following financial standards: (i) a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period, and (ii) a minimal loan life coverage ratio of 1.10:1. Dorad is required to examine compliance with these standards as of May 27 and November 27 of each year. Dorad is in compliance with these financial standards as of December 31, 2023 (based on the compliance examination conducted as of November 27, 2023).

As noted above, Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Ellomay Luzon Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. During 2023, the Israeli CPI increased by approximately 3.3%, which increased Dorad’s financing expenses in an aggregate amount of approximately NIS 53 million.

The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately €1.1 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves. In connection with the Dorad Credit Facility, Dorad also provided pledges on its properties, including fixed, floating and real property pledges.

As of December 31, 2023, the outstanding balance of the Dorad Credit Facility was approximately NIS 2.29 billion. As of December 31, 2023, no additional withdrawals are permitted under the Dorad Credit Facility.

In connection with the Dorad Credit Facility, Dorad executed an accounts agreement that regulates the opening of the project accounts and the distribution of cash flows between the accounts. In addition, the agreement provides conditions and procedures for making deposits and withdrawals from each account, determines the total minimum balances in each of the reserve funds, regulates the order of priorities for payments between the accounts and other conditions in connection with the management of the accounts, including regarding transfers between accounts. The reserve funds include a fund for debt service, a fund for heavy maintenance, a fund for distribution and a fund for regulatory fines. As of December 31, 2023, the remaining deposits in respect of the aforementioned reserve funds are in the aggregate amount of approximately NIS 522 million.

Dorad entered into hedging transactions with respect to the NIS/USD exchange rate and changes in the Israeli CPI as noted under Section 1.17.3 below.

Shareholders’ Loans and Guarantees

In connection with the Dorad Credit Facility, Dorad’s shareholders executed an equity injection agreement and subordinated loan agreement with Dorad and the financing entities. These agreements include undertakings by Dorad’s shareholders to inject, separately and each according to their relative share, from time to time and simultaneously with each withdrawal request from the Dorad Credit Facility, a total of up to 20% cash, whether as equity or by way of shareholders’ loans, which in any case will be subordinated and pledged to Dorad’s obligations towards the financing entities, in accordance with the terms of the agreements. In accordance with the capital injection agreement and to guarantee the shareholders’ obligations to provide their relative share of funding, the shareholders provided at that time cash and bank guarantees in the amount of their commitment net of any amounts transferred to Dorad prior to such date. The capital injection agreement includes representations and undertakings in relation to Dorad’s shareholders and the project, the violation of which may, among other things, cause a demand for immediate repayment of the Dorad Credit Facility, a breach of Dorad’s undertakings under its licenses and potentially the termination of the licenses. In accordance with the subordinated loan agreement, commencing on the financial closing date, any amount that will be designated as a loan will be linked to the Israeli CPI and will bear an annual interest rate of 10%, and it is also determined that any distribution to Dorad’s shareholders, including loan repayment, will be possible subject to compliance with financial standards as detailed in the financing agreements (see above). As part of the Dorad Credit Facility, all of Dorad’s issued share capital is pledged in favor of Poalim Trust Services Ltd., as trustee for the financing entities.

As of December 31, 2023, we (through Ellomay Luzon Energy) provided guarantees to the Israeli Electricity Authority, to the System Manager, to the Israeli Electricity Authority and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 15 million. The guarantees were provided pursuant to a Guarantee Provision Agreement between Ellomay Luzon Energy and an Israeli bank, which includes customary provisions and also undertakings of the Company to comply with certain financial standards and an agreement of the shareholders of Ellomay Luzon Energy that upon the occurrence of certain events, including non-compliance with the financial standards, an event of default under the Dorad Credit Facility, a breach by the Luzon Group, the Company, Ellomay Energy Ltd., Ellomay Energy LP or Ellomay Luzon Energy of undertakings to the bank and a change of control of the Luzon Group, the Company, Ellomay Energy Ltd. and/or Ellomay Energy LP, the shareholders’ loans provided to Ellomay Luzon Energy will be subordinated to amounts due from Ellomay Luzon Energy to the bank under this agreement and Ellomay Luzon Energy will not be permitted to distribute any dividends or make any payments to its shareholders. Ellomay Luzon Energy is in compliance with the financial covenants included in the Guarantee Provision Agreement.

Dorad Credit Rating

As noted above, the funding obtained under the Dorad Credit Facility is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. Dorad received an “investment grade” rating (AA-), on a local scale, from S&P Ma’alot. On April 4, 2023, Dorad received an update of its debt rating forecast to ilAA-/Negative. This update of the forecast did not have an effect on the interest rate of Dorad’s credit facility. In the event Dorad’s rating will be lowered, the interest rate will increase to approximately 5.5%.

1.14.	Taxation

Dorad’s tax assessments through and including 2020 are considered closed (subject to the limitations under applicable law). Dorad conducted assessment discussions with the Israeli Tax Authority regarding the tax assessments submitted by it for the years 2015-2020. In December 2020, Dorad received an assessment from the Israeli Tax Authority according to the best judgment for 2015, according to which it was determined that Dorad had taxable income in 2015 in the amount of approximately NIS 9 million and carried forward losses in the amount of approximately NIS 674 million. In the reasons for the assessment, the Israeli Tax Authority claimed that Dorad is not entitled to accelerated depreciation rates for certain components of the Dorad Power Plant and that Dorad is not entitled to demand depreciation expenses for the amount of $140 million that was paid by Dorad to the construction contractor and for which a derivative claim was filed against the construction contractor and Zorlu and an arbitration proceeding is ongoing (see under Section 1.15 below). Similar claims were made by the Israeli Tax Authority also with reference to the additional tax years under assessment discussions (i.e., 2016-2020). Dorad did not accept the claims made by the tax authority and filed a claim on the assessment issued to it. In addition, Dorad’s position was that there was an error in the assessment according to the best judgment issued to it in 2015, as also according to the reasons provided by the Israeli Tax Authority a tax liability should not have arisen in this year.

On December 30, 2021, Dorad signed a final assessment agreement for the years 2015-2020 with the Israeli Tax Authority in which it was determined the treatment of depreciation of the Dorad Power Plant throughout the period of its operation, and that Dorad would adjust depreciation expenses in the amount of approximately NIS 1.87 billion so that it would have a tax liability for the 2020 tax year in the amount of approximately NIS 22 million (including interest and linkage). The depreciation expenses that were adjusted as stated above were added as a current business expense in equal parts commencing January 1, 2021, for a period of 5 years (i.e., approximately NIS 374 million per year). In connection with the arbitration proceeding relating to the payment of the $140 million amount, it was agreed that Dorad will reflect the results of the arbitrator’s ruling, when received, in the first tax report submitted by it after receiving the arbitrator’s ruling and the final resolution of the procedure.

In March 2024, Dorad received a request for materials from the Israeli Tax Authority in connection with tax assessments for the years 2021 and 2022.

Dorad is an “industrial company” pursuant to the terms of the Israeli Encouragement of Industry (Taxes) Law, 1969, and accordingly is entitled to certain benefits including accelerated depreciation of the power plant.

1.15.	Material Contracts

For information concerning material contracts, see Sections 1.7 and 1.11 above.

1.16.	Legal Proceedings

We and Ellomay Luzon Energy, and several of the other shareholders of Dorad and their representatives and Dorad, are involved in various litigations as follows:

Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Ran Fridrich

During April 2015, Ellomay Luzon Energy approached Dorad in writing, requesting that Dorad take legal steps to demand that Zorlu, Wood Group Gas Turbines Ltd., the engineering, procurement & construction contractor of the Dorad Power Plant, or Wood Group, and the representatives of Zorlu on the Dorad Board of Directors disclose details concerning the contractual relationship between Zorlu and Wood Group. In its letters, Ellomay Luzon Energy notes that if Dorad will not act as requested, Ellomay Luzon Energy intends to file a derivative suit in the matter.

Following this demand, in July 2015, Ellomay Luzon Energy and Ellomay Luzon Energy’s representative on Dorad’s Board of Directors, who is also a member of our Board of Directors, filed a petition, or the Petition, for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu, Zorlu’s current and past representatives on Dorad’s Board of Directors and Wood Group and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. For the sake of caution, Plaintiffs further requested to reserve their rights to demand, on behalf of Dorad, monetary damages in a separate complaint after Dorad receives the aforementioned information and documents.

At a hearing held in April 2016, Ori Edelsburg (a director in Dorad) and affiliated companies were added as additional respondents. In December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the petition to approve a derivative claim filed by Edelcom mentioned below will be arbitrated before Judge (retired) Hila Gerstel. A statement of claim, or the Claim, was filed by Ellomay Luzon Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings, which owns Edelcom, or Edeltech, and, together with Mr. Edelsburg and Edelcom, the Edelsburg Group, on February 23, 2017 in which they repeated their claims included in the Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Ellomay Luzon Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218.3 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third-party notice against Ellomay Luzon Energy claiming for breaches by Ellomay Luzon Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

In October 2017, EAIS, which holds 37.5% of Dorad’s shares, filed a statement of claim in this arbitration proceeding. In its statement of claim, EAIS joins Ellomay Luzon Energy’s and Mr. Raphael’s request as set forth in the Claim and raises claims that are similar to the claims raised by Ellomay Luzon Energy and Mr. Raphael in the Claim. In December 2017, Zorlu filed a request in connection with the Ellomay Luzon Energy statement of claim to the extent it is directed at board members serving on behalf of Zorlu and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Ellomay Luzon Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Ellomay Luzon Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Dorad all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Ellomay Luzon Energy breached their fiduciary duties towards Dorad and obligate EAIS and Ellomay Luzon Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Ellomay Luzon Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

In May 2019, a new arbitrator was appointed, and dates were set for the discovery process. On February 15, 2021, the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich.

On June 28, 2023, an arbitration award was issued in connection with the arbitration proceeding described in Section 1.16 as follows:

●	Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael - The arbitration award accepts the majority of the claims made by the Plaintiffs and the arbitrator ruled that the defendants, severally and jointly, are required to: (i) pay Dorad an amount of $100 million, bearing interest pursuant to applicable law from January 1, 2013 until the payment date, (ii) bear the expenses of the plaintiffs, including Ellomay Luzon Energy, in an aggregate amount of NIS 20 million, plus VAT, and (iii) bear 80% of the expenses of Dorad in the proceeding (while the Plaintiffs will bear the remaining 20%).

●	Third-Party Notices and Counterclaims submitted by Zorlu and Edelcom - The arbitration award provides that due to the ruling accepting the derivative petition as detailed above, the third-party notices and counterclaim are rejected.

●	Petition to Approve a Derivative Claim filed by Edelcom - The arbitration award provides, inter alia, that the entrepreneurship agreement was not breached and therefore there is no basis for approving a derivative claim.

On July 4, 2023 and July 5, 2023, the parties to the arbitration (other than Dorad) approached the retired judge named in the arbitration agreement as the agreed appeal arbitrator asking him to agree to rule on the appeal concerning the arbitration award. On July 6, 2023, the judge notified the parties that he agrees to rule on the appeal. The deadline for submitting appeals has not yet passed. To the Company’s knowledge, the parties to the arbitration intend to submit an appeal (and a counterappeal) on the arbitration award and agreed on a procedural arrangement for such purpose.

In November 2023, appeals were submitted by the plaintiffs and the respondents against the arbitration award. In their appeal, the plaintiffs claimed, inter alia, that the arbitrator was mistaken in his arbitration award decisions and requested alternative rulings either accepting the appeal and cancelling the entire financial payment decision included in the arbitration award or a partial cancellation of the financial payment decision included in the arbitration award and a relative decrease of the interest and expenses obligation imposed on the plaintiffs. In their appeal, the defendants appealed the financial payment decision and claimed that the amount ruled should have been higher and also appealed the interest rate determined with respect to the financial payment and the scope of expenses reimbursement. The parties filed responses to the appeals in February 2024 and the last date for submission of answers to the responses was scheduled for May 2024. A preliminary hearing was scheduled for May 30, 2024.

As Edelcom did not appeal the arbitrator’s decision with respect to the petition to approve a derivative claim filed by Edelcom in connection with the entrepreneurship fees, the arbitration award remains unchanged with respect to this petition and claim.

As of the date hereof, in light of the preliminary stage of the appeals and based on the advice of legal counsel of Ellomay Luzon Energy, it is too early to estimate the outcome of the appeals. Based on advice from its legal counsel, Dorad did not include the impact of the arbitration award in its financial statements for the year ended December 31, 2023.

Petition to Approve a Derivative Claim filed by Edelcom

In February 2016 the representatives of Edelcom, which holds 18.75% of Dorad, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy LP, our wholly-owned entity that holds Ellomay Luzon Energy’s shares, the Luzon Group and Ellomay Luzon Energy referring to an entrepreneurship agreement that was signed in November 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Ellomay Luzon Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Ellomay Luzon Energy, Ellomay Energy LP and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Ellomay Luzon Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Ellomay Luzon Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. In July 2016, Edelcom filed a petition for approval of a derivative action against Ellomay Energy LP, the Luzon Group, Ellomay Luzon Energy and Dorad. In November 2016, Ellomay Energy LP and Ellomay Luzon Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Ellomay Luzon Energy and Hemi Raphael mentioned above and in November 2016, Edelcom filed an objection to this request. As noted above, in December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. On April 30, 2017, Ellomay Energy LP filed its response to the petition and on May 1, 2017 the Luzon Group filed its response to the petition. For more information see above under “Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Ran Fridrich”.

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Ellomay Luzon Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include on the agenda of this meeting a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant, or the Dorad 2 Project. Zorlu claimed that although the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts of Dorad’s funds. Zorlu further claims that the representatives of Ellomay Luzon Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. Edelcom thereafter joined the opening motion as an additional respondent that opposes the advancement of the project at this stage. In addition, Ellomay Luzon Energy and EAIS were joined as additional respondents. On June 28, 2021, a ruling was handed in which the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad’s board resolved that Dorad’s management will continue to examine the feasibility of the “Dorad 2 Project” and its implications, and bring its decisions to the board’s approval. Dorad’s Board of Directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Ellomay Luzon Energy and EAIS supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad Board of Directors – a resolution which Ellomay Luzon Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended. For more information concerning the Dorad 2 project, see Section 1.6 above.

For information concerning a third-party claim submitted to Dorad by the IEC in connection with a class action filed against the IEC, see Section 1.5.2 under “Consumption Plans and Deviations”.

1.17.	Risk Factors

1.17.1.	Macro Risks

Security and Economic Conditions in Israel – The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel, which escalated beginning October 7, 2023 with the Hamas missile and terrorist attack on southern Israel. For more information concerning the impact of the “Iron Swards” war on Dorad and the Dorad Power Plant, see Section 1.1 above. Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises. However, any such further attacks to the area surrounding the Gaza Strip or any direct damage to the location of the Dorad Power Plant may damage it and disrupt its operations, and may cause losses and delays. In addition, Dorad’s operations are impacted by the general security and economic conditions in Israel, any deterioration in the security or economic condition in Israel, including, but not limited to, due to war, terrorist attacks, recession or any other events that may cause a decrease in electricity consumption or electricity prices, may damages Dorad’s facilities or the transmission of gas to the Dorad Power Plant or may adversely impact Dorad’s customers, could adversely affect the operations and financial results of Dorad.

Pandemics, Natural Disasters and Fires – The Covid-19 crisis affected Dorad’s customers (which include hotels and other industrial customers), causing a decrease in electricity consumption. Any future lockdowns or restrictions on commerce, including in connection with pandemics and health crisis, may adversely affect Dorad’s financial results. In addition, Dorad’s equipment is subject to risks stemming from natural disasters, including flooding and earthquakes and to the risk of fire, due to the use of combustible materials and high temperature work environment. Although such damages are generally covered by Dorad’s insurance policies by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and reinstating the Dorad Power Plant to its former operations in the event of such disasters may involve a considerable amount of resources and investment and take a substantial amount of time and could therefore adversely affect Dorad’s profitability.

1.17.2.	Field of Operation Risks

Electricity Tariffs – Pursuant to the Israeli Electricity Market Law, the electricity tariffs and their updates are determined solely by the Israeli Electricity Authority. The electricity tariffs have a material impact on the results of operations of Dorad. For more information see Section 1.5.2 above.

Market Structure – The electricity sector in Israel is dominated by the IEC, which controls and operates the supply, distribution and transmission of electricity, and also produces the majority of electricity in Israel. The System Manager, which is a newly-formed governmental company, entered into an agreement with Dorad for the purchase of availability and electricity and its ability to pay Dorad could be affected by any potential financial instability of the System Manager. The inability of the System Manager to pay Dorad may adversely affect Dorad’s plan of operations and could have a material adverse effect on Dorad’s profitability.

Regulation and Licenses – The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged and paid by the System Manager and the IEC, and the licensing requirement. The tariffs paid by Dorad in connection with the Dorad Power Plant to the System Manager for system operation services provided to Dorad and the fees received by Dorad from the System Manager for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC and to the System Manager by Dorad, or from the System Manager to Dorad, may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, a manufacturer of electricity in Israel is required to hold permanent licenses for production and supply, issued by the Israeli Electricity Authority, which include terms and conditions that could be revised in the future by the Israeli Electricity Authority, and which could be revoked under certain circumstances. In the event Dorad does not meet its obligations set forth in the licenses or in the event the Israeli Electricity Authority decides to impose additional restrictions or materially change the terms of the licenses, then, subject to its right to a hearing, Dorad may lose one or all of its licenses (production and supply) or their terms may be materially revised. Failure to maintain such licenses or a material revision to the terms of the licenses could adversely affect Dorad’s results of operations. For more information see Section 1.5.2 above.

Dependency on Service Providers – Dorad’s operations depend upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected. Dorad also depends on certain sole suppliers for services, including the IEC, which distributes the electricity manufactured by Dorad to Dorad’s customers, Israel Natural Gas Lines Ltd., who delivers the gas required for Dorad’s operations and the System Manager. Any disagreement or disruption of these services could adversely impact Dorad’s operations.

Equipment Failures – Significant equipment failures may limit Dorad’s production of energy. Although damages from equipment failures generally covered by insurance policies and certain equipment defects are still covered by the manufacturers’ and construction contractor’s warranties, any such failures may cause disruption in the production, may not all be covered by the insurance or covered by the warranties and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

IT and Cyber Attacks – Dorad’s operations depend on the availability and accurate function of its information technology, communications and data retrieval and analysis systems. As such, Dorad is exposed to risks of cyber-attacks, either directed specifically at Dorad or at infrastructure or Israeli sites in general. The occurrence of a cyber-attack may halt Dorad’s operations and result in damages to Dorad’s financial results and reputation.

Environmental Regulation – The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

Competition – The electricity production sector in Israel has expanded and evolved during recent years, with the introduction of privately held electricity production facilities. Dorad is subject to competition from existing or new electricity producers, who will attempt to sell electricity directly to private customers, including Dorad’s customers or potential customers. The added competition may reduce the rates received by Dorad and therefore decrease its revenues and profitability.

1.17.3.	Specific Risks

Joint Control over Ellomay Luzon Energy and Restrictions under the Ellomay Luzon Energy Shareholders’ Agreement – We currently hold 50% of the equity of Ellomay Luzon Energy who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into the Ellomay Luzon Energy Shareholders Agreement with Ellomay Luzon Energy and the Luzon Group, providing us with joint control of Ellomay Luzon Energy, should differences of opinion as to the management, prospects and operations of Ellomay Luzon Energy arise, such differences may limit our ability to direct the operations of Ellomay Luzon Energy. Moreover, D Ellomay Luzon ori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Ellomay Luzon Energy Shareholders Agreement, we are entitled to nominate. As we have one representative on the Dorad Board of Directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Ellomay Luzon Energy and limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Since July 2015, several of Dorad’s direct and indirect shareholders, including Ellomay Energy LP, are involved in various legal proceedings, all as more fully described under Section 1.15 above. The Ellomay Luzon Energy Shareholders Agreement contains several restrictions on our ability to transfer our holdings in Ellomay Luzon Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Ellomay Luzon Energy should we elect to do so and may adversely affect the return on our investment in Ellomay Luzon Energy.

Operation of the Facility – The operation of the Dorad Power Plant is highly complex and depends upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability.

Risks in connection with Credit Facility – The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties and further includes a list of events that may enable the lenders to demand immediate repayment of the credit facility. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities, material changes in Dorad’s licenses or a loss of license by Dorad and additional factors may trigger certain rights granted to the lenders under the financing documents and may adversely affect Dorad’s operations and profitability.

Risks in connection with Price and Availability of Natural Gas – Dorad entered into a long-term natural gas supply agreement with the partners in Tamar. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In addition, in November 2022, Dorad started purchasing natural gas also from Energean. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and Energean and on the existence of sufficient reserves throughout the term of the agreements with Tamar and Energean. Any disruptions in the gas supply, due to, among other things, hostile actions, equipment malfunctions, political factors or natural disasters, could adversely impact Dorad’s operations and results of operations. In addition, the price of natural gas under the supply agreements with Tamar and Energean is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreements. In the event of future reductions in the production tariff, the price of gas may reach the “floor price” and thereafter will not be further reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar or Energean will adversely affect Dorad’s results of operations.

Exchange Rate Fluctuations - Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in the exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

CPI Fluctuations – Due to the indexing to the Israeli consumer price index under Dorad’s credit facility, Dorad is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. Dorad entered into hedging transaction in order to minimize the risk. For information concerning the impact of the increase in CPI on Dorad’s financing expenses see Section 1.13 above.

Liquidity – Dorad is required to make payments to various third parties, including the financing consortium, the gas suppliers, the O&M contractor and the gas transmission service provider. In the event Dorad will not have sufficient liquidity to comply with its payment obligations, its operations and financial results may be materially adversely impacted.

Legal Proceedings – Dorad is involved in several arbitration and court proceedings initiated by Dorad’s shareholders, including Ellomay Luzon Energy. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth.

Sole Operations – Dorad’s sole operation is the Dorad Power Plant. Therefore, any event that materially adversely impacts the Dorad Power Plan will materially adversely impact Dorad.

The following table sets forth the current assumptions with respect to the potential impact of the risk factors on Dorad’s operations:

	Risk Factor	Substantial Influence	Moderate Influence	Minor Influence
Macro Risks	Security and Economic Conditions in Israel		*
	Pandemics, Natural Disasters and Fires		*
Field of Operations Risks	Electricity Tariffs	*
	Market Structure		*
	Regulation and Licenses		*
	Dependency on Service Providers		*
	Equipment Failures		*
	IT and Cyber Attacks		*
	Environmental Regulation		*
	Competition		*
Specific Risks	Joint Control over Ellomay Luzon Energy and Restrictions under Ellomay Luzon Energy Shareholders’ Agreement		*
	Operation of the Facility		*
	Credit Facility		*
	Risks in connection with Price and Availability of Natural Gas		*
	Exchange Rate Fluctuations		*
	CPI Fluctuations	*
	Liquidity		*
	Legal Proceedings			*
	Sole Operations			*

The abovementioned information concerning risk factors, including the estimation of the impact of certain occurrences, constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company, as applicable, as of this date. The operations of Ellomay Luzon Energy and Dorad may be subject to additional risk factors in the future, and the impact of each risk factor, should it materialize, may be different from the assessments contained herein.